Norbert Health, Inc. (the "Company") a Delaware Corporation and Subsidiary

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Norbert Health, Inc.

We have reviewed the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 27, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,636,144	3,226,871
Prepaid Expenses	42,754	55,407
Other Receivables	364,208	392,177
Inventory	-	327,667
Total Current Assets	2,043,105	4,002,122
Non-current Assets		
Computers & Equipment, net of Accumulated Depreciation	12,902	18,828
Security Deposit	35,601	34,040
Total Non-Current Assets	48,503	52,867
TOTAL ASSETS	2,091,609	4,054,990
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	71,322	36,963
Accrued Expenses	98,003	123,395
Current Portion of Notes Payable	20,178	-
Other Liabilities	83,894	88,178
Total Current Liabilities	273,398	248,536
Long-term Liabilities		
Future Equity Obligations	2,060,132	-
Line of Credit	629,233	989,165
Notes Payable	85,712	-
Total Long-Term Liabilities	2,775,077	989,165
TOTAL LIABILITIES	3,048,475	1,237,701
EQUITY		
Common Stock	41	41
Preferred Stock	190	190
Additional Paid in Capital	8,085,282	8,029,920
Treasury Stock	(9)	-
Foreign Currency Translation	(165,916)	(82,547)
Accumulated Deficit	(8,876,453)	(5,130,315)
Total Equity	(956,866)	2,817,289
TOTAL LIABILITIES AND EQUITY	2,091,609	4,054,990

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	117,236	-
General and Administrative	1,532,171	1,255,964
Research and Development	2,302,707	1,857,180
Rent and Lease	131,585	105,351
Depreciation	16,725	-
Total Operating Expenses	4,100,425	3,218,495
Operating Income (loss)	(4,100,425)	(3,218,495)
Other Income		
Grant Income	103,090	-
Other	352,607	333,384
Total Other Income	455,697	333,384
Other Expense		
Interest Expense	101,409	-
Total Other Expense	101,409	-
Earnings Before Income Taxes	(3,746,137)	(2,885,111)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(3,746,137)	(2,885,111)
Foreign Currency Translation	(83,369)	(61,151)
Comprehensive Income	(3,829,506)	(2,946,262)

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock						
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	Treasury Stock	APIC	Other Comprehensive Income	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	898,202	-	-	-	-	3,000,195	(21,396)	(2,245,204)	733,595
Issuance of Stock	412,568	41	1,895,641	190	-	-	-	-	231
Additional Paid in Capital	-	-	-	-	-	5,029,725	-	-	5,029,725
Foreign Exchange Gain/Loss	-	-	-	-	-	-	(61,151)	-	(61,151)
Net Income (Loss)	-	-	-	-	-	-	-	(2,885,111)	(2,885,111)
Ending Balance 12/31/2021	1,310,770	41	1,895,641	190	-	8,029,920	(82,547)	(5,130,315)	2,817,289
Share Repurchase	(89,027)	-	-	-	(9)	-	-	-	(9)
Paid in Capital	-	-	-	-	-	55,362	-	-	55,362
Foreign Exchange Gain/Loss	-	-	-	-	-	-	(83,369)	-	(83,369)
Net Income (Loss)	-	-	-	-	-	-	-	(3,746,137)	(3,746,137)
Ending Balance 12/31/2022	1,221,743	41	1,895,641	190	(9)	8,085,282	(165,916)	(8,876,453)	(956,866)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(3,746,137)	(2,885,111)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	16,725	-
Prepaid Expenses	12,654	(29,626)
Other Receivables	27,970	(154,753)
Inventory	327,667	(173,072)
Accounts Payable	34,359	(4,244)
Accrued Expenses	(29,676)	21,906
Taxes Payable	1,457	-
Foreign Currency Translation	(83,369)	(61,151)
Other	(43,447)	(14,888)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	264,340	(415,828)
Net Cash provided by (used in) Operating Activities	(3,481,797)	(3,300,939)
INVESTING ACTIVITIES		
Equipment	29,627	-
Net Cash provided by (used in) Investing Activities	29,627	-
FINANCING ACTIVITIES		
Proceeds from Issuance of Debt	105,890	-
Proceeds/(Repayment) from Line of Credit	(359,932)	989,164
Proceeds from Issuance of Future Equity Obligations	2,060,132	-
Proceeds from Issuance of Stock	-	231
Additional Proceeds from the Issuance of Stock	55,362	5,029,725
Repurchase of Shares	(9)	-
Net Cash provided by (used in) Financing Activities	1,861,443	6,019,120
Cash at the beginning of period	3,226,871	508,690
Net Cash increase (decrease) for period	(1,590,727)	2,718,181
Cash at end of period	1,636,144	3,226,871

Norbert Health, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Norbert Health, Inc. ("the Company") was formed in Delaware on July 16th, 2019. The Company has built the first contactless and automated vitals signs scanner that can measure heart rate, SpO2, temperature, breathing rate, pulse wave velocity in less than 20 seconds. All the patient needs to do is sit or stand within 4 feet of the device for 15 seconds. Health care is in dire need of automation. Our device helps reduce the workload of overworked nursing and medical staff. It also provides a seamless and automated solution for at-home medical monitoring. We are deployed in hospitals for pilots throughout the world and are finalizing our bench tests before starting clinical trials in August.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation – Foreign Operations.

The financials of the Company include its wholly-owned subsidiary, Norbert Health France SAS an entity operating out of France. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2022 and 2021, the Company reported losses of $431,047 and $367,888, respectively, from foreign subsidiaries. Dividends received from foreign subsidiaries amounted to $0 for 2022 and 2021. Net assets of foreign operations were $495,621 and $797,517 at December 31, 2022 and 2021, respectively.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive loss in the consolidated financial statements. Foreign currency translation adjustments resulted in losses of $83,369 and a loss of $61,151 in 2022 and 2021, respectively.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

In March of 2023, as a result of the bankruptcy of Silicon Valley Bank (SVB), the Company opened a bank account at Bank of America and Merrill Lynch.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Grant Income

The Company had grant income in 2022 of $103,090 consisting of a grant from the French government to sponsor the Company's R&D.

Other Income

The Company had other income in 2022 of $352,607 as a result of the R&D tax credit. The Company had other income in 2021 of $333,384 consisting of a gain from the sale of equipment totaling $19,013 and from the R&D tax credit totaling $314,371.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Computers & Equipment	5	29,627	(16,725)	-	12,902
Grand Total	**-**	**29,627**	**(16,725)**	**-**	**12,902**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Other Receivables

The Company had an other receivables balance of $364,208 consisting of a VAT receivable of $11,397 and Taxes Receivables of $352,811 primary from an R&D Tax Credit.

Accrued Expenses

 The Company had accrued expenses of $98,003 consisting of accrued vacation.

Other Liabilities

The Company had an other liabilities balance of $83,894 consisting of social charges payable of $82,437, and taxes payable of $1,457.

Inventory

The Company had an inventory balance as of December 31st, 2021 of $327,667. In 2022, the Company determined that the inventory was no longer going to be used for sale and recorded the balance to Research and Development.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2021	-	$-
Granted	958,701	$-
Vested	(239,675)	$-
Forfeited/Repurchased	-	$-
Nonvested shares, December 31, 2021	719,026	$-

Granted	263,042	$-
Vested	(672,257)	$-
Forfeited/Repurchased	-	$-
Nonvested shares, December 31, 2022	309,811	$-

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	207,704	$0.40
Granted	125,255	$0.64
Exercised	-	-
Expired/cancelled	(78,969)	$0.52
Total options outstanding, December 31, 2021	253,990	$0.52
Granted	355,171	$0.33
Exercised	-	-
Expired/cancelled	(277,352)	$0.42
Total options outstanding, December 31, 2022	331,809	$0.42
Options exercisable, December 31, 2022	143,870	$0.42

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021	197,304	$-
Granted	125,255	$-
Vested	(71,878)	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	53,377	$-
Granted	355,171	$-
Vested	(73,375)	$-
Forfeited	(147,234)	$-
Nonvested options, December 31, 2022	187,939	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Massachusetts, Maryland, New Jersey, New York, New York City, and France. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Line of Credit:

The Company entered into a line of credit agreement resulting in the Company receiving 1,000,000 in 2021. The amount accrues interest at 12.25%. The agreement calls for interest only payments for the first 6 months and then followed by 30 months of amortization. The balance of the line of credit was $629,233 as of December 31st, 2022. The Company paid out $101,409 in interest related to this line of credit.

Notes Payable & Future Equity Obligations:

The Company entered into a loan agreement totaling $105,890 in 2022. The loan does not accrue interest and has a maturity date in 2028. The balance of the loan was $105,890 as of December 31st, 2022.

The Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation cap of the agreements entered into was $35M.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$20,178
2024	$20,178
2025	$20,178
2026	$20,178
2027	$20,178
Thereafter	$5,000

* The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 4,500,000 common shares with a par value of $0.0001 per share. 1,221,743 shares were issued and outstanding as of December 31st, 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 1,895,641 preferred shares with a par value of $0.0001 per share. 1,895,641 shares were issued and outstanding as of December 31st, 2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31st, 2022, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 27, 2023, the date these financial statements were available to be issued.

The Company entered into numerous SAFE agreements totaling $126,814 with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation cap of the agreements entered was $35M.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.